Centaur Mutual Funds Trust

33 Whitehall Street, 11th Floor

New York, NY 10004

December 21, 2023

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Schedule 14A for Centaur Mutual Funds Trust (the “Trust”) (CIK# 0001295908), on behalf of its series, the DCM/INNOVA High Equity Income Innovation Fund (the “Fund”) (File No. 811-2606).

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Ms. Alison White, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 14, 2023, to the Trust’s Pre-Effective Schedule 14A, filed on December 12, 2023 (the “Proxy Statement”) (Accession No. 0001580642-23-006667). For your convenience, a summary of the Staff’s comments is set out below, and each comment is followed by the Trust’s response, in italics. Capitalized Terms used in this letter and not otherwise defined in this letter, have the meaning set forth in the Proxy Statement.

Comment #1

In the third Q&A on page 7 of the Proxy Statement, please clarify, if true, that DCM Advisors, LLC (“DCM”) will bear the expenses relating to the proxy solicitation, regardless of whether or not the Proposal is approved.

Response to Comment #1:

The Trust will revise the answer to the third Q&A on page 7 of the Proxy Statement as marked below (added language underlined):

“DCM has agreed to assume all costs, fees and expenses incurred by the Fund in connection with the Special Meeting and proxy statement, whether or not the Proposal is approved, including legal and accounting fees and costs associated with the solicitation of proxies with respect to the Proposal (including the fees of EQ Fund Solutions as proxy solicitor). The Fund will not bear any of these costs.”

Comment #2

The first sentence in the second paragraph on page 10 of the Proxy Statement provides “the Board, including all the Independent Trustees, also unanimously approved . . . .” Other sections of the Proxy Statement indicate that the Board consists solely of Independent Trustees. Please consider revising throughout to clarify that the Board consists solely of Independent Trustees to avoid any potential confusion.

Response to Comment #2

The Trust will make the following revisions:

The first paragraph in the answer to the second Q&A on page 5 of the Proxy Statement will be revised as marked below (added language underlined):

“DCM has been responsible for the day-to-day management of the Fund’s portfolio since DCM was appointed as investment adviser for the Fund in 2019. At a special meeting of the Board of Trustees of the Trust (the “Board”) held on May 30, 2023 (the “May 2023 Board Meeting”), based on the recommendation of DCM, the Board, ~~including all of the~~ consisting solely of trustees (the “Trustees”) who are not “interested persons” of the Fund as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”) unanimously approved the Reorganization which closed on November 3, 2023.”

The first sentence of the second paragraph on page 10 of the Proxy Statement will be revised as marked below (added language underlined):

“At the May 2023 Board Meeting, based on the recommendation of DCM, the Board, ~~including all the Independent Trustees~~ consisting solely of Independent Trustees, also unanimously approved a transaction whereby the Ziegler FAMCO Hedged Equity Fund, a series of Trust for Advised Portfolios (the “Acquired Fund”) would be reorganized into the Fund (the “Reorganization”).”

The clause “which consists solely of Independent Trustees” will be removed from the first sentence on page 11 of the Proxy Statement. Also the clauses “including all of the Independent Trustees” and “including all the Independent Trustees” will be deleted on pages 11, 12, and 15 of the Proxy Statement.

Comment #3

The last sentence of the second paragraph on page 11 of the Proxy Statement provides that the Board approved the Sub-Advisory Agreement in substantially the form attached as Appendix A to the Proxy Statement. Please revise or supplementally explain why the Sub-Advisory Agreement attached to the Proxy Statement is substantially in the form approved by the Board.

Response to Comment #3

The form of Sub-Advisory Agreement attached as Appendix A to the Proxy Statement is the form approved by the Board at the May 2023 Board Meeting with certain immaterial corrections made, including correcting scrivener’s errors. In approving the form of Pre-effective Schedule 14A, the Board has approved the form of Sub-Advisory Agreement attached as Appendix A.

Comment #4

The third sentence in the first full paragraph on page 13 of the Proxy Statement provides: “The Board considered DCM’s proposed reduction in the expense limitation agreement for the Fund and noted that while the proposed sub-advisory fee was flat and would stay the same as asset levels increased, the shareholders of the Fund did not directly pay the sub-advisory fee.” Please provide additional context regarding the proposed reduction in the expense limitation agreement.

Response to Comment #4

The “proposed reduction” references the expense limitation reduction that DCM proposed to make upon the approval of the Reorganization. The Reorganization has been approved and the expense limitation reduction has been made effective. The Trust will revise the applicable sentence as marked below (added language underlined):

The Board considered DCM’s proposed reduction in the expense limitation agreement for the Fund (which would become effective upon the closing of the Reorganization) and noted that while the proposed sub-advisory fee was flat and would stay the same as asset levels increased, the shareholders of the Fund did not directly pay the sub-advisory fee.

Comment #5

The last sentence of the seventh paragraph on page 14 of the Proxy Statement provides: “USCA does not currently serve as the investment adviser for any other fund having a similar investment objective to the Fund.” The portfolio manager descriptions for Davis and Kelly Rushing, however, provide that each “provides investment advice on a discretionary and non-discretionary basis to clients, which advice includes covered call strategies similar to those employed by Fund.” Please confirm that these statements are consistent, or revise to clearly disclose any conflicts.

Response to Comment #5

The covered call investment advice that Davis and Kelly Rushing provide to clients is offered to clients who are not registered investment companies. The Trust will revise the descriptions of Davis and Kelly Rushing on pages 14 and 15 of the Proxy Statement to clarify that they provide investment advice on a discretionary and non-discretionary basis to clients who are not registered investment companies.

Thank you for your comments. Please contact me at 513-346-4152 if you have any questions.

/s/ Paul F. Leone

Paul F. Leone

Secretary

Centaur Mutual Funds Trust

cc:        Andy Greenstein at DCM Advisors, LLC

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton LLP

Skyler D. Shields, Esq. at Kilpatrick Townsend & Stockton LLP